April 1, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Stephen Krikorian
Melissa Walsh

Re:	Qlik Technologies Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed February 28, 2014
File No. 001-34803

Dear Mr. Krikorian and Ms. Walsh:

On behalf of Qlik Technologies Inc. (the “Company”), this letter responds to the comment set forth in the letter to the Company dated March 26, 2014 from the staff of the United States Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated the comment from the March 26, 2014 letter in italicized, bold print, and the Company’s response is provided below the comment.

Notes to Consolidated Financial Statements

Note (7) Provision for Income Taxes, page F-19

1.	In the reconciliation of your effective tax rate, tell us what consideration you gave to separately disclosing the amount and nature of each significant reconciling item included in the line item labeled as “change in valuation allowance and other reserves against tax assets.” In this regard, we note that this net increase to the provision for income taxes includes an offsetting amount for the reversal of the valuation allowance on deferred tax assets in the year ended December 31, 2013. Please explain the nature and tell us the amounts of the other items included within this reconciling item. Refer to ASC 740-10-50-12.

RESPONSE TO COMMENT 1:

We acknowledge the Staff’s comment and respectfully advise the Staff that we considered the provisions of ASC 740-10-50-12 as they relate to the reconciliation of our effective tax rate in preparing our annual report on Form 10-K for the year ended December 31, 2013. The $3.2 million reversal of the valuation allowance on deferred tax assets in the year ending December 31, 2013 reflects a $2.2 million charge associated with deferred tax assets that are not expected to be realized, offset by the reversal of $5.4 million of deferred tax assets for which a full valuation allowance was recorded in a prior year. The $5.4 million of deferred tax assets that was reversed against the valuation allowance in 2013 primarily related to the liquidation of one of our subsidiaries. Upon the liquidation, such assets ceased to exist. In future filings, we will disclose these items as separate line items in the table summarizing changes in our valuation allowance on deferred tax assets. The significant reconciling item labeled “change in valuation allowance and other reserves against tax assets” includes the aforementioned $2.2 million charge as well as a $4.2 million charge associated with a reserve established for foreign withholding tax assets that are not expected to be realized. Given the similarity of the nature of the two items, they were deemed to be a single significant reconciling item in our rate reconciliation and are therefore included in the item captioned “change in valuation allowance and other reserves against tax assets”.

April 1, 2014

In connection with our responses to the Staff’s comment, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (484) 654-2177 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Timothy MacCarrick
Timothy MacCarrick
Chief Financial Officer and Treasurer
Qlik Technologies Inc.

cc:	Lars Björk, Qlik Technologies Inc.
Deborah Lofton, Qlik Technologies Inc.
Richard R. Hesp, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP